Exhibit 99.2

CONFORMED COPY

Dated 7 NOVEMBER 2016

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

and

THE WOODBRIDGE COMPANY LIMITED

SECOND AMENDED AND RESTATED

THOMSON REUTERS TRUST PRINCIPLES SUPPORT AGREEMENT

Contents

Clause		Page

1	Interpretation	2

2	Designation of Woodbridge as Approved Person	6

3	Agreements of Woodbridge with respect to voting	7

4	Additional Agreements of Woodbridge	8

5	Arbitration	9

6	Termination	11

7	Notices	11

8	Compliance by Woodbridge Parties	12

9	General	12

1

THIS AGREEMENT is made as of the 7th day of November     , 2016

BETWEEN:

(1)	THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED, a company incorporated in England whose registered office is at 3 More London Riverside, London, SE1 2AQ, United Kingdom (Thomson Reuters Founders Share Company); and

(2)	THE WOODBRIDGE COMPANY LIMITED, a company incorporated in Ontario, Canada whose registered office is at 65 Queen Street West, Suite 2400, Toronto, Ontario, M5H2M8, Canada (Woodbridge).

RECITALS:

(A)	The parties hereto entered into a Reuters Trust Principles Support Agreement dated as of April 17, 2008 (the Original Thomson Reuters Trust Principles Support Agreement) that sets forth how Woodbridge would support the Thomson Reuters Trust Principles (as defined herein) in relation to Thomson Reuters Corporation (Thomson Reuters Corporation), Thomson Reuters UK and their respective Subsidiaries (as defined herein) from time to time operating as a unified group pursuant to a dual listed company structure (the DLC Structure) and confirmed Thomson Reuters Founders Share Company’s designation of the Woodbridge Group (as defined herein) as an Approved Person for the purposes of Thomson Reuters Corporation’s Articles (as defined herein) and Thomson Reuters UK’s then Articles of Association.

(B)	On September 10, 2009, Thomson Reuters unified its DLC Structure by way of a scheme of arrangement between Thomson Reuters UK and its shareholders under Part 26 of the UK Companies Act 2006 (Unification). Under the scheme of arrangement, all of the issued voting share capital of Thomson Reuters UK subject to the scheme were either cancelled or transferred to Thomson Reuters Corporation, common shares in the capital of Thomson Reuters Corporation (Common Shares) were issued to the shareholders of Thomson Reuters UK and Thomson Reuters UK became a Wholly-Owned Subsidiary (as defined in Thomson Reuters UK’s then Articles of Association) of Thomson Reuters Corporation.

(C)	Following Unification, Thomson Reuters UK redeemed and cancelled its Reuters Founders Share and Thomson Reuters Founders Share Company continues to be the registered holder of a Thomson Reuters Founders Share in the capital of Thomson Reuters Corporation (the Thomson Reuters Founders Share) for the purpose of protecting the Thomson Reuters Trust Principles (as defined herein).

(D)	The parties hereto entered into an amended and restated Thomson Reuters Trust Principles Support Agreement dated September 10, 2009 (the 2009 Support Agreement) so as to reflect Unification.

(E)	Pursuant to a deed of mutual covenant dated on or about the date of this Agreement among Thomson Reuters Founders Share Company, Thomson Reuters Corporation, PA Group Limited, The Newspaper Organisation Limited (trading as News Media Association), Australian Associated Press Pty Limited and New Zealand Press Association Limited, each of Thomson Reuters Founders Share Company and Thomson Reuters Corporation has covenanted to use its best endeavours to ensure that the Thomson Reuters Trust Principles are complied with in relation to Thomson Reuters.

(F)	As of October 1, 2016, the Woodbridge Group Beneficially Owned (as defined herein) 451,239,217 Common Shares, representing approximately 61% of the outstanding Common Shares.

(G)	Woodbridge has agreed to support the Thomson Reuters Trust Principles in relation to Thomson Reuters and to exercise its voting rights to give effect to this support.

(H)	Thomson Reuters Founders Share Company has agreed to designate the Woodbridge Group as an “Approved Person” for the purposes of Thomson Reuters Corporation’s Articles.

(I)	The parties hereto wish to amend and restate the 2009 Support Agreement so as to reflect minor administrative changes and updates.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows.

1	Interpretation

1.1	In this Agreement (including the Recitals):

2009 Support Agreement has the meaning attributed thereto in the Recitals;

Affiliate means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person;

Applicable Laws has the meaning attributed thereto in Thomson Reuters Corporation’s Articles;

Beneficial Ownership and similar words have the meanings attributed thereto in Thomson Reuters Corporation’s Articles;

Common Shares has the meaning attributed thereto in the Recitals;

Control means:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)	when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity, and the words Controlled by, Controlling and under common Control with and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the second-mentioned Person) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

Disputes has the meaning attributed thereto in clause 5.1;

DLC Structure has the meaning attributed thereto in the Recitals;

Final Award has the meaning attributed thereto in clause 5.7;

Original Thomson Reuters Trust Principles Support Agreement has the meaning attributed thereto in the Recitals;

Person includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

Principals has the meaning attributed thereto in clause 3.4;

Shareholders’ Meeting has the meaning attributed thereto in clause 3.1;

Spouse means, in relation to any individual, an individual who is legally married to that individual and includes a widow or widower of that individual but does not include any individual who at any time during the lifetime of that individual became separated from that individual and did not resume cohabitation with that individual;

Subsidiary means, with respect to any Person, any Person that is Controlled by such Person;

Thomson Family means the group consisting from time to time of:

(a)	any individual who is, or is the Spouse of, any issue of any degree of the late Roy H. Thomson, the first Lord Thomson of Fleet;

(b)	any trust that is primarily for the benefit of any one or more individuals referred to in paragraph (a) above;

(c)	any corporation that is Controlled by any one or more individuals referred to in paragraph (a) above and/or trusts referred to in paragraph (b) above; and

(d)	any trustee of a trust referred to in paragraph (b) above;

Thomson Reuters means, collectively, Thomson Reuters Corporation and its Subsidiaries from time to time;

Thomson Reuters Corporation has the meaning attributed thereto in the Recitals;

Thomson Reuters Corporation’s Articles means the articles of incorporation of Thomson Reuters Corporation, as they may be amended or supplemented from time to time;

Thomson Reuters Corporation Voting Shares means, collectively, Common Shares and, at any particular time, any other securities of Thomson Reuters Corporation (excluding debt securities and the Thomson Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing;

Thomson Reuters Founders Share has the meaning attributed thereto in the Recitals;

Thomson Reuters Founders Share Company’s Articles means the articles of association of Thomson Reuters Founders Share Company Limited, as they may be amended or supplemented from time to time;

Thomson Reuters Trust Principles means:

(a)	that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

(c)	that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

(d)	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

(e)	that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business;

Thomson Reuters Trustees means the members and directors from time to time of Thomson Reuters Founders Share Company;

Thomson Reuters UK means Thomson Reuters UK Limited, formerly known as Thomson Reuters PLC, a company previously incorporated in England with registration number 6141013 which subsequently merged by absorption with TR 2009 S.A.R.L.;

Transfer includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership, economic interest or economic exposure passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the word Transferred has a corresponding meaning;

Tribunal has the meaning attributed thereto in clause 5.3;

Unification has the meaning attributed thereto in the Recitals;

Voting Disputes has the meaning attributed thereto in clause 3.4;

Woodbridge Group means the group consisting of Woodbridge and its Affiliates from time to time;

Woodbridge Group Designation has the meaning attributed thereto in clause 2.1;

Woodbridge Parties means, collectively, those members of the Woodbridge Group and the Thomson Family who from time to time Beneficially Own Thomson Reuters Corporation Voting Shares and a Woodbridge Party means any one of them; and

Woodbridge Transferee has the meaning attributed thereto in clause 8.2.

1.2	The beneficiaries of a trust shall be deemed to own beneficially securities held, directly or indirectly, by such trust.

1.3	Notwithstanding clause 1.1, Affiliates and Subsidiaries of Woodbridge shall be deemed to exclude members of Thomson Reuters.

1.4	Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Laws, the parties waive any provision of Applicable Laws which renders any provision of this Agreement invalid or unenforceable in any respect.

1.5	This Agreement amends and restates the 2009 Support Agreement as of the date first written above and constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements pertaining to the subject matter of this Agreement. Except as expressly agreed to by the parties to this Agreement in writing, there are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

1.6	Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8	References in this Agreement to any party to this Agreement shall include references to its respective successors and permitted assigns, including as a result of any amalgamation, merger, arrangement or other reorganization of such party or any continuance of such party under the laws of another jurisdiction.

1.9	The parties to this Agreement shall make any determination or request pursuant hereto in good faith and acting reasonably.

2	Designation of Woodbridge as Approved Person

2.1	Thomson Reuters Founders Share Company in its capacity as the registered holder of the Thomson Reuters Founders Share hereby designates the Woodbridge Group as an “Approved Person” for purposes of Thomson Reuters Corporation’s Articles (the Woodbridge Group Designation).

2.2	The Woodbridge Group Designation shall be irrevocable and remain in effect for so long as the Woodbridge Group is Controlled by the Thomson Family. For the avoidance of doubt, the Woodbridge Group Designation shall have no further force or effect upon termination of this Agreement in accordance with clause 6.

2.3	For the avoidance of doubt, the Woodbridge Group Designation shall be deemed to include members of the Thomson Family in respect of Thomson Reuters Corporation Voting Shares which they Beneficially Own and in respect of which Woodbridge is bound by the terms of this Agreement.

2.4	By its execution and delivery of this Agreement, Thomson Reuters Founders Share Company shall be deemed to have given notice in writing to Thomson Reuters Corporation of the Woodbridge Group Designation.

3	Agreements of Woodbridge with respect to voting

3.1	At any meeting of the shareholders of Thomson Reuters Corporation (each a Shareholders’ Meeting), Woodbridge shall vote or cause to be voted all Thomson Reuters Corporation Voting Shares Beneficially Owned by it in a manner consistent with the Thomson Reuters Trust Principles.

3.2	Woodbridge shall give Thomson Reuters Founders Share Company as much advance notice as practicable in the circumstances as to whether and, if so, the manner in which, it intends to vote or cause to be voted (for the avoidance of doubt, specifying the voting intentions of Subsidiaries and other Affiliates of Woodbridge) the Thomson Reuters Corporation Voting Shares Beneficially Owned by it on any matter to be submitted to shareholders at any Shareholders’ Meeting with a view to providing Thomson Reuters Founders Share Company with a reasonable opportunity to determine whether, in its view, the manner in which Woodbridge intends to vote or cause to be voted such Thomson Reuters Corporation Voting Shares is inconsistent with the Thomson Reuters Trust Principles. Woodbridge shall use its best efforts to give such notice to Thomson Reuters Founders Share Company before materials in respect of that Shareholders’ Meeting are disseminated to shareholders by Thomson Reuters Corporation but shall in any event give such notice to Thomson Reuters Founders Share Company not less than ten days prior to the date of the applicable Shareholders’ Meeting.

3.3	Upon receiving the notification from Woodbridge referred to in clause 3.2, Thomson Reuters Founders Share Company shall determine whether, in its view, the manner in which Woodbridge intends to vote or cause to be voted the Thomson Reuters Corporation Voting Shares Beneficially Owned by it is inconsistent with the Thomson Reuters Trust Principles and notify Woodbridge of its determination as soon as practicable.

3.4

All disagreements or disputes between Woodbridge and Thomson Reuters Founders Share Company as to whether the manner in which Woodbridge intends to vote or cause to be voted the Thomson Reuters Corporation Voting Shares Beneficially Owned by it at any Shareholders’ Meeting is inconsistent with the Thomson Reuters Trust Principles (Voting Disputes) shall be promptly brought to the attention of the President and CEO of Woodbridge and the Chairman of Thomson Reuters Founders Share Company (together, the Principals), who shall discuss the matter in good faith and make all reasonable efforts to resolve the Voting Dispute as expeditiously as possible. If the Principals are unable to resolve the Voting Dispute prior to the applicable Shareholders’ Meeting:

(a)	the Voting Dispute shall be submitted to final and binding arbitration pursuant to clause 5; and

(b)	at any Shareholders’ Meeting (or any adjournment or postponement thereof) held prior to the time that the Voting Dispute is resolved by the Principals or determined pursuant to clause 5, Woodbridge shall:

(i)	subject to Applicable Laws, take all actions within its control as are necessary or appropriate to ensure that the matter that is the subject of the Voting Dispute is not proposed for consideration by the shareholders at any Shareholders’ Meeting, including voting or causing to be voted the Thomson Reuters Corporation Voting Shares Beneficially Owned by it in favour of the postponement or adjournment of the Shareholders’ Meeting; and

(ii)	refrain from voting and cause to be refrained from voting the Thomson Reuters Corporation Voting Shares Beneficially Owned by it on any matter that is the subject of the Voting Dispute except to the extent necessary to fulfil its obligations pursuant to subsection 3.4(b)(i).

3.5	For the avoidance of doubt, Woodbridge may vote or cause to be voted the Thomson Reuters Corporation Voting Shares Beneficially Owned by it on all matters that come before any Shareholders’ Meeting in its sole and absolute discretion, provided that such voting does not contravene the provisions of this clause 3.

4	Additional Agreements of Woodbridge

4.1	Woodbridge agrees with Thomson Reuters Founders Share Company that:

(a)	in addition to its obligations under clause 3.1, Woodbridge shall use its best efforts as a shareholder of Thomson Reuters Corporation to ensure that the Thomson Reuters Trust Principles are complied with in relation to Thomson Reuters;

(b)	without the prior written consent of Thomson Reuters Founders Share Company, Woodbridge shall not Transfer any Thomson Reuters Corporation Voting Shares to any Person other than an Approved Person if that Person is, or would as a result of such transaction become, an “Acquiring Person” for purposes of Thomson Reuters Corporation’s Articles;

(c)	without the prior written consent of Thomson Reuters Founders Share Company, Woodbridge shall not purchase securities of any class of Thomson Reuters Corporation if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company’s securities are then listed; and

(d)	upon the request of Thomson Reuters Founders Share Company, Woodbridge shall:

(i)	promptly requisition the directors of Thomson Reuters Corporation to call a meeting of its shareholders for such purposes as Thomson Reuters Founders Share Company shall in its sole and absolute discretion think fit; and

(ii)	if the directors do not call a meeting within seven days after receiving such requisition, use its best efforts as a shareholder of Thomson Reuters Corporation to call and hold the meeting.

5	Arbitration

5.1	Any and all disputes, controversies or claims arising out of or in connection with this Agreement, any provision hereof, or any alleged breach hereof, including Voting Disputes, and any and all disputes, controversies or claims relating to the validity of this Agreement (all of which are referred to herein as Disputes), even though some or all of such Disputes are alleged to be extra-contractual in nature, whether such Disputes sound in contract, tort or otherwise, at law or in equity, whether for damages, specific performance or other relief, shall be finally and exclusively determined by final and binding arbitration in accordance with this clause 5.

5.2	Notwithstanding anything in this clause 5, prior to the appointment of any arbitrators, any party may apply to any competent court in the Province of Ontario, Canada for interim relief. A request for interim relief by a party to a court shall not be considered to be incompatible with clause 5.1 or as a waiver of that provision.

5.3	The arbitral tribunal (the Tribunal) shall be composed of three arbitrators, which shall be appointed as follows: each party shall have the right to appoint one arbitrator; the two arbitrators so appointed shall then appoint a third arbitrator who shall serve as the Chairman of the Tribunal. A party entitled to appoint an arbitrator shall appoint such arbitrator within ten days of receiving notice from a party of the commencement of an arbitration, failing which such arbitrator shall, at the written request of either party, be appointed by the International Chamber of Commerce. At the initiation of a proceeding and upon the convening of the Tribunal, the arbitrators shall take an oath of neutrality and shall decide the matters presented to them based upon the evidence submitted in the proceeding and without regard to the origin or circumstances of their appointment or selection for service on the Tribunal.

5.4	The construction and interpretation of this clause 5, and all rules of conduct of any arbitration conducted pursuant to this clause 5 (including procedural and evidentiary matters), shall be determined by the Tribunal. Unless otherwise unanimously agreed by the arbitrators, the venue of the arbitration shall be New York, New York.

5.5	At the request of any party, the Tribunal may take such interim measures as the Tribunal considers necessary in respect of the Dispute, including measures for the preservation of assets or the conservation of goods. The Tribunal may require security for the cost of such measures.

5.6	The parties acknowledge their intention that any arbitration conducted pursuant to this clause 5 be conducted as expeditiously as possible and agree to cooperate in the expeditious conduct of any such arbitration, including by appointing as arbitrators only individuals who are available to deal with the arbitration on the expedited basis contemplated by this Agreement. The Tribunal shall ensure that the procedure for any such arbitration is compatible with conducting the arbitration as expeditiously as possible and, without limiting the discretion of the Tribunal in this regard, the Tribunal may dispense with a hearing and conduct any arbitration in writing.

5.7	The Tribunal shall conduct a hearing as soon as reasonably practicable after a matter has been submitted for arbitration by a party and the members of the Tribunal have been selected. As the Tribunal may direct and without the necessity of subpoenas or other court orders, the parties shall make their agents, employees and witnesses available upon reasonable notice at reasonable times for deposition or for testimony at the hearing and shall respond to requests for documents. An award completely disposing of all Disputes (a Final Award) shall be rendered by the Tribunal as soon as reasonably practicable after the hearing. The Tribunal shall not be required to submit a detailed statement of its reasons, but shall set forth concisely in the Final Award the amounts, actions, contractual responsibilities or other remedial conclusions that the Tribunal determines to be appropriate.

5.8	Each party acknowledges and agrees that in the event either party breaches any of its obligations under this Agreement, the other party would be irreparably harmed and could not be made whole by monetary damages alone. Both parties accordingly agree that the Tribunal shall have the authority to grant any party all appropriate non-monetary relief, including ordering a breaching party to comply fully with its obligations under the Agreement, ordering specific performance or granting temporary or permanent injunctive relief; provided, however, that nothing in this clause 5 shall be construed to limit the Tribunal in awarding monetary damages, whether as a sole remedy or together with remedies for specific performance and/or injunctive relief.

5.9	Any award made by the Tribunal shall be final and binding upon each party, each of which expressly waives all right to appeal or recourse to any court. The Final Award may be confirmed, and a judgment entered or enforced, in any competent court in the Province of Ontario, Canada.

5.10	The fees and expenses of the arbitrators shall be borne equally by the parties, but the Final Award may include such allocations and awards of the arbitrators’ fees and expenses as the Tribunal determines is appropriate.

6	Termination

6.1	This Agreement shall automatically terminate if at any time the Woodbridge Group ceases to be Controlled by the Thomson Family.

6.2	This Agreement may be terminated by written agreement of Woodbridge and Thomson Reuters Founders Share Company.

6.3	Woodbridge may terminate this Agreement by written notice to Thomson Reuters Founders Share Company at any time when Woodbridge Beneficially Owns less than 10% of the outstanding Thomson Reuters Corporation Voting Shares.

6.4	If terminated under this Article 6, this Agreement shall be of no further force and effect.

7	Notices

7.1	Any notice or other communication under this Agreement shall be in writing and in English.

7.2	Any such notice or other communication may be given by letter delivered, or sent postage prepaid by first class post, to the recipient at its address stated herein. Any such notice or other communication may be given by email or facsimile transmission to the recipient, but if so given shall promptly be confirmed by letter.

7.3	The address of either party to this Agreement may be changed by notice given to the other party.

7.4	Any notice or other communication delivered to the recipient shall be deemed to have been received on delivery. Any notice or other communication sent by first class post shall be deemed to have been received 48 hours after being put in the post if sent within the United Kingdom and seven days after being put in the post if sent to or from an address outside the United Kingdom. Any notice or other communication sent by email or facsimile transmission shall be deemed to have been received 24 hours after despatch.

7.5	A copy of any notice or other communication under this Agreement to Thomson Reuters Founders Share Company shall be concurrently sent to the Person designated from time to time by Thomson Reuters to provide secretarial services to Thomson Reuters Founders Share Company.

8	Compliance by Woodbridge Parties

8.1	Woodbridge shall:

(a)	cause other members of the Woodbridge Group to comply with this Agreement;

(b)	use its best efforts to cause other Woodbridge Parties that are not members of the Woodbridge Group to comply with this Agreement; and

(c)	be responsible and liable for any breach of this Agreement by the other Woodbridge Parties,

in each case as if they were parties to and bound by the provisions of this Agreement by which Woodbridge is bound on the same basis as Woodbridge.

8.2	Woodbridge shall not Transfer any Thomson Reuters Corporation Voting Shares to any one or more other members of the Woodbridge Group, other than Subsidiaries of Woodbridge, or to any one or more members of the Thomson Family (in each case, a Woodbridge Transferee) if, as result of such transaction, any one or more such Woodbridge Transferees would Beneficially Own a number of Thomson Reuters Corporation Voting Shares in excess of the number of Thomson Reuters Corporation Voting Shares that would be Beneficially Owned by Woodbridge and its Subsidiaries immediately following the consummation of such transaction, unless, prior to the consummation of such transaction, each such Woodbridge Transferee shall have executed and delivered to Thomson Reuters Founders Share Company an undertaking to comply with this Agreement as if it were a party to and bound by the provisions of this Agreement by which Woodbridge is bound on the same basis as Woodbridge.

9	General

9.1	The written consent of Thomson Reuters Founders Share Company shall be deemed to have been given for any of the purposes of this Agreement if, and only if, a certificate signed on behalf of Thomson Reuters Founders Share Company by not less than two of the Thomson Reuters Trustees shall have been received at the registered office of Woodbridge confirming that a resolution giving the consent in question has been duly passed at a meeting of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) or by written resolution of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) in accordance with Thomson Reuters Founders Share Company’s Articles.

9.2

The rights of Thomson Reuters Founders Share Company under this Agreement are personal to Thomson Reuters Founders Share Company and may not be Transferred to any other Person other than a transferee of the Thomson Reuters Founders Share as permitted by

Thomson Reuters Corporation’s Articles. No purported Transfer of such rights in contravention of this Agreement shall be valid or effective.

9.3	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.4	This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

by:	/s/ Steven Michael Turnbull	In the presence of:
Name:	Steven Michael Turnbull	Matthew David O’Shea
Title:	Director	3 More London Riverside, London
SE1 2AQ
SOLICITOR
/s/ Matthew David O’Shea

THE WOODBRIDGE COMPANY LIMITED

by:	/s/ David W. Binet
Name:	David W. Binet
Title:	President and Chief Executive Officer

The undersigned hereby acknowledges receiving notice of the Woodbridge Group Designation from Thomson Reuters Founders Share Company pursuant to clause 2.4 and agrees that Woodbridge may disclose to Thomson Reuters Founders Share Company pursuant to clause 3.2 any information with respect to matters to be submitted to shareholders at any Shareholders’ Meeting that Woodbridge or any director or officer of Woodbridge who is also a director or officer of the undersigned receives from the undersigned from time to time, subject to obtaining an undertaking from Thomson Reuters Founders Share Company to maintain such information in confidence.

Dated: 11/7, 2016.

THOMSON REUTERS CORPORATION

by:	/s/ Deirdre Stanley
Name:	Deirdre Stanley
Title:	EVP & General Counsel